1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 22, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
22 June 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors);Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Abbreviation: Chalco	Stock code: 601600	Code of Announcement: Lin no.2010-11

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT OF RESOLUTIONS PASSED
AT THE FIRST MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The board of directors (the "Board") of the Company and all of its members warrant the truthfulness, accuracy and completeness of the contents of this announcement, and jointly accept full responsibility for any false representation or misleading statements contained in, or material omission from this announcement.

The first meeting of the fourth session of the Board of Aluminum Corporation of China Limited* (the "Company") was convened at 11:00 a.m. on 22 June 2010 at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing. 7 out of the 9 eligible directors attended the meeting in person. With 9 valid voters, the meeting quorum was reached in accordance to statutory requirements. Mr. Luo Jianchuan and Mr. Zhu Demiao were unable to attend the meeting due to other engagements, and respectively appointed Mr. Xiong Weiping and Mr. Wang Mengkui to attend the meeting on their behalves and vote according to their intentions indicated.

Mr. Ding Haiyan, Vice President of the Company, and certain department heads attended the meeting as non-voting participants. The meeting was convened in compliance with relevant provisions including the Company Law of the People's Republic of China and the Articles of Association of the Company. 11 proposals including election of the Chairman of the fourth session of the Board, and appointment of members of the special committees of the Board were considered by the directors present at the meeting. The following resolutions were passed:

I.	THE PROPOSAL IN RELATION TO ELECTION OF THE CHAIRMAN OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

Mr. Xiong Weiping was elected as the Chairman of the fourth session of the Board.

II.	THE PROPOSAL IN RELATION TO APPOINTMENT OF THE MEMBERS OF THE NOMINATION COMMITTEE OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Wang Mengkui, Mr. Zhang Zhuoyuan and Mr. Zhu Demiao would be appointed as the members of the Nomination Committee of the fourth session of the Board, with Mr. Xiong Weiping serving as chairman of this committee.

III.	THE PROPOSAL IN RELATION TO ENGAGEMENT OF THE CHIEF EXECUTIVE OFFICER AND APPOINTMENT OF THE MEMBERS OF THE EXECUTIVE COMMITTEE OF THE COMPANY WAS CONSIDERED AND APPROVED.

1.	It was approved that Mr. Xiong Weiping would be engaged as the Chief Executive Officer of the Company, for a term the same as his term of office of the Chairman.

2.

It was approved that Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Ding Haiyan, Mr. Jiang Yinggang and Mr. Xie Hong would be appointed as the members of the Executive Committee of the Company. Mr. Xiong Weiping and Mr. Luo Jianchuan would serve as the chairman and vice-chairman of the Executive Committee respectively.

IV.	THE PROPOSAL IN RELATION TO ENGAGEMENT OF THE PRESIDENT, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE COMPANY WAS CONSIDERED AND APPROVED.

1.	The engagement of Mr. Luo Jianchuan as the President of the Company was approved.

2.	The engagement of Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Ding Haiyan and Mr. Jiang Yinggang as Vice Presidents of the Company was approved.

3.	The engagement of Mr. Chen Jihua as the Chief Financial Officer of the Company was approved.

The term of office of the above senior management members of the Company shall be same as that of the fourth session of the Board.

V.	THE PROPOSAL IN RELATION TO ENGAGEMENT OF THE SECRETARY OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Ms. Liu Qiang would be engaged as the secretary of the fourth session of the Board, for the same term of office as the fourth session of the Board.

VI.	THE PROPOSAL IN RELATION TO APPOINTMENT OF THE MEMBERS OF THE REMUNERATION COMMITTEE OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Mr. Zhang Zhuoyuan, Mr. Wang Mengkui, Mr. Zhu Demiao and Mr. Lv Youqing would be appointed as the members of the Remuneration Committee of the fourth session of the Board, with Mr. Zhang Zhuoyuan serving as chairman of this committee.

VII.	THE PROPOSAL IN RELATION TO APPOINTMENT OF THE MEMBERS OF THE AUDIT COMMITTEE OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui would be appointed as the members of the Audit Committee of the fourth session of the Board, with Mr. Zhu Demiao serving as chairman of this committee.

VIII.	THE PROPOSAL IN RELATION TO APPOINTMENT OF THE MEMBERS OF THE DEVELOPMENT AND PLANNING COMMITTEE OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, etc. would be appointed as the members of the Development and Planning Committee of the fourth session of the Board, with Mr. Luo Jianchuan serving as chairman of this committee.

IX.	THE PROPOSAL IN RELATION TO APPOINTMENT OF THE MEMBERS OF THE OCCUPATIONAL HEALTH AND SAFETY AND ENVIRONMENT COMMITTEE OF THE FOURTH SESSION OF THE BOARD WAS CONSIDERED AND APPROVED.

It was approved that Mr. Lv Youqing, Mr. Liu Xiangmin, etc. would be appointed as the members of the Occupational Health and Safety and Environment Committee of the fourth session of the Board, with Mr. Lv Youqing serving as chairman of this committee.

X.	THE PROPOSAL IN RELATION TO THE ONE-YEAR EXTENSION FOR RELEVANT RESOLUTIONS AND AUTHORIZATIONS IN RESPECT OF THE PRIVATE OFFERING OF A SHARES BY THE COMPANY WAS CONSIDERED.

1.

It was approved that the period of validity of the resolutions in respect of the private offering of A shares by the Company and the related authorizations would be extended for a 12-month period to 23 August 2011. Except for the period of validity, the original plan and the authorization scope for issuance of A shares will remain unchanged.

2.

The matter set out in the preceding paragraph will be proposed for consideration at the 2010 first extraordinary general meeting, 2010 first class meeting of the holders of A shares and 2010 first class meeting of the holders of H shares.

XI.	THE PROPOSAL FOR CONVENING THE 2010 FIRST EXTRAORDINARY GENERAL MEETING, 2010 FIRST CLASS MEETING FOR THE HOLDERS OF A SHARES AND 2010 FIRST CLASS MEETING FOR THE HOLDERS OF H SHARES WAS CONSIDERED.

It was approved that the Company would convene the 2010 first extraordinary general meeting, the 2010 first class meeting for the holders of A shares and the 2010 first class meeting for the holders of H shares in due course. The secretary of the Board was authorized to conduct verification of the content of the announcement and disclosure of the circular, as well as to determine such specific matters as time and venue in relation to the convening of the extraordinary general meeting and the class meetings. Resolution to be considered at the extraordinary general meeting and the class meetings is as follows:

The special resolution in relation to the one-year extension for the resolutions and authorizations relating to the private offering of A shares by the Company.

The notices to convene the extraordinary general meeting and the class meetings will be announced separately.

The Board of Aluminum Corporation of China Limited*
22 June 2010

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary